UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 8

Under the Securities Exchange Act of 1934

Globalstar, Inc.
(Name of Issuer)

Voting Common Stock, par value $0.0001 per share
(Title of Class of Securities)

378973408
(CUSIP Number)

Bridget C. Hoffman, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH 45202
(513) 357-9670
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

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CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FL Investment Holdings LLC (fka Globalstar Holdings, LLC)
41-2116509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.05% (See Item 5.)

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14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thermo Funding II LLC
46-3451635

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 669,552,909
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER
669,552,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,552,909

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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
See Item 5.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.00% (See Item 5.)

14	TYPE OF REPORTING PERSON*

OO

 CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Satellite, LP
33-1077009

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 618,558

	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 618,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,558

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.05% (See Item 5.)

14	TYPE OF REPORTING PERSON*

 PN

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Monroe III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 671,012,217
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 671,012,217

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

671,012,217

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
See Item 5.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.12% (See Item 5.)

14	TYPE OF REPORTING PERSON*

IN

  FL Investment Holdings LLC (“FLIH”), Thermo Funding II LLC, Globalstar Satellite, L.P. and James Monroe III (including a trust controlled by him) are sometimes collectively referred to as “Thermo” or the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Unless otherwise noted, references to the Company’s Common Stock refers to the Company’s Voting Common Stock.

This filing amends the Schedule 13D Amendment #7 filed December 19, 2017 to amend Items 4 and 5 as follows:

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Item 4.	Purpose of Transaction.

Since the Company’s initial public offering in November 2006, Thermo has been the Company’s controlling stockholder and source of a significant portion of funding. In addition, Mr. Monroe has served as the Company’s Chairman since April 2004 and, except from July 2009 to July 2011, Chief Executive Officer since January 2005.

As more fully described in the Company’s Current Report on Form 8-K filed with the Commission on April 25, 2018, on April 24, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GBS Acquisitions, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Thermo Acquisitions, Inc., a Delaware corporation that is controlled by Mr. Monroe (“Thermo Acquisitions”), the stockholders of Thermo Acquisitions, including FLIH, (collectively, the “Thermo Stockholders,” and each, individually, a “Thermo Stockholder”), and Thermo Development, Inc., in its capacity as the representative of the Thermo Stockholders as set forth therein. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into Thermo Acquisitions, with Thermo Acquisitions continuing as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”). The transaction has been unanimously recommended by the Special Committee of the Board of Directors of the Company consisting entirely of independent directors, and unanimously approved by the full Board of Directors.

Upon the closing of the Merger, the Company will acquire (i) over 99% of the equity interests of FiberLight, LLC; (ii) $100 million in cash; (iii) 15.5 million shares of common stock of CenturyLink, Inc.; (iv) certain property, and any improvements thereon, located in Covington, Louisiana (the “Subject Property”); (v) development and construction contracts relating to improvements in process on the Subject Property; (vi) that amount in cash as is determined to be necessary to finalize the development of the Subject Property; (vii) a minority interest in Pivotal Commware, Inc.; and (viii) a minority interest in Orion Labs, Inc.

In the transaction, the Thermo Stockholders will receive an aggregate number of shares of the Company’s voting common stock or non-voting common stock with a value equal to $1.645 billion, subject to adjustment.

In connection with the Merger Agreement, the Reporting Persons entered into a voting agreement with the Company, dated April 24, 2018 (the “Voting Agreement”). Pursuant to the Voting Agreement, each Reporting Person has agreed, among other things, to vote the shares of Company’s common stock beneficially owned by such Reporting Person in favor of adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement.

Except as set forth in this Item 4, Thermo does not have any plans or proposals which related to or would result in:

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

In the ordinary course of strategic planning for the Company, the Board of Directors and the management team have discussed, and in the future may discuss, some or all of the items listed in (a) through (j) above. Mr. Monroe participates in those discussions as Chairman of the Board and Chief Executive Officer.

Item 5.	Interest in Securities of Issuer.

The calculations of percentages in this Schedule 13D, Amendment 8 are based on the number of shares of Common Stock (1,263,114,334 shares) outstanding on March 26, 2018, plus the shares that may be issued to Mr. Monroe within 60 days upon the exercise of stock options.

FL Investment Holdings LLC (FKA Globalstar Holdings, LLC)

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

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Thermo Funding II LLC

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Globalstar Satellite, L.P.

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

James Monroe III

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 4, 2018

FL INVESTMENT HOLDINGS LLC

By:	/s/*
James Monroe III, Manager
Dated: May 4, 2018

THERMO FUNDING II LLC

By:	/s/*
James Monroe III, Trustee of Sole Member
Dated: May 4, 2018

GLOBALSTAR SATELLITE, L.P.

By:	/s/*
James Monroe III, President of General Partner
Dated: May 4, 2018

/s/*
James Monroe III
Dated: May 4, 2018

* By Bridget C. Hoffman, Attorney-in-Fact

/s/ Bridget C. Hoffman
Bridget C. Hoffman
Dated: May 4, 2018

22438918.2